

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
MAR 21 2007
WASH., D.C.
SECTION

SEC FILE NUMBER
8- 66064

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPHA PRD, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

133 MISSION STREET, SUITE 225
(No. and Street)

SANTA CRUZ	CA	95060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN REGAN (831) 425-0105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HUTCHINSON AND BLOODGOOD LLP
(Name – *if individual, state last, first, middle name*)

17 ASPEN WAY	WATSONVILLE	CA	95076
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN REGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPHA PRD, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

1/3/07

Notary Public


TAEHOON KIM
COMM. # 1437509
NOTARY PUBLIC-CALIFORNIA
SANTA CRUZ COUNTY
COMM. EXP. MAY 4, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HUTCHINSON and
BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

17 Aspen Way
Watsonville, CA 95076
t 831.724.2441 f 831.761.2136
www.hbllp.com

Independent Auditors' Report

To the Board of Directors
Alpha PRD, Inc.
Santa Cruz, California

We have audited the accompanying statement of financial condition of Alpha PRD, Inc. (an S-Corporation) as of December 31, 2006, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha PRD, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hutchinson and Bloodgood LLP

January 30, 2007
Watsonville, California

ALPHA PRD, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

CURRENT ASSETS		
Cash	$	20,130

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	501
Income taxes payable		800
Total current liabilities		1,301
COMMITMENTS AND CONTINGENCIES (Note 7)		
STOCKHOLDER'S EQUITY		
Common stock, par value $.001; 1,000,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		24,625
Accumulated deficit		(6,796)
		18,829
	$	20,130

The notes to financial statements are an integral part of this statement.

ALPHA PRD, INC.

STATEMENT OF INCOME
Year Ended December 31, 2006

Revenue	$	30,628
Operating expense		21,218
Income before provision for income taxes		9,410
Provision for income taxes (Note 2)		800
Net income	$	8,610

The notes to financial statements are an integral part of this statment.

ALPHA PRD, INC.

STATEMENT OF STOCKHOLDER'S EQUITY
Year Ended December 31, 2006

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	Shares	Amount			
Balances, 12/31/05	1,000,000	$ 1,000	$ 24,625	$ (15,406)	$ 10,219
Net income	--	--	--	8,610	8,610
Balances, 12/31/06	1,000,000	$ 1,000	$ 24,625	$ (6,796)	$ 18,829

The notes to financial statements are an integral part of this statement.

ALPHA PRD, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$	30,628
Cash paid for operations		(21,167)
Net cash provided by operating activities		9,461
Net increase in cash and cash equivalents		9,461
CASH, BEGINNING		10,669
CASH, ENDING	$	20,130

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net income	$	8,610
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in:		
Accounts payable		51
Income taxes payable		800
Net cash provided by operating activities	$	9,461

The notes to financial statements are an integral part of this statement.

ALPHA PRD, INC.

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2006

Note 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Alpha PRD, Inc. was incorporated on June 17, 2003, and began operations on December 1, 2003. The Company is licensed by the National Association of Securities Dealers as a broker/dealer.

Accounting Policies

Use of Estimates

Preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

Income Taxes

The Company has elected to be treated as an S-Corporation for both federal and state tax purposes. Accordingly, except for a California S-Corporation tax of 1.5% of taxable income, with a minimum tax of $800, income taxes on net earnings are paid personally by the stockholder.

ALPHA PRD, INC.

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2006

Note 2. PROVISION FOR INCOME TAXES

Components of the provision for income tax expense for the year ended December 31, 2006 are as follows:

California franchise tax at statutory rates	$ 800

Note 3. RELATED PARTY TRANSACTIONS

Overhead Expense:

The Company shares office space and pays overhead expense to Performance Research and Design, Inc. (PRD), a party related by common ownership. Overhead expense for the year ended December 31, 2006 was $12,000.

Note 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's net capital Rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of the minimum dollar requirement of $5,000 or 6.67% of aggregate indebtedness.

As of December 31, 2006, the Company had a net capital of $18,829, which was $13,829 in excess of its required net capital of $5,000.

Note 5. RESERVE REQUIREMENTS

The Company is exempt from the computation for Determination of the Reserve Requirements pursuant to paragraph (k) (2) (i) of Rule 15c3-3.

Note 6. POSSESSION OR CONTROL REQUIREMENTS

The Company is exempt from submitting the Schedule of Information Relating to the Possession or Control Requirements under paragraph (k) (2) (i) of Rule 15c3-3.

ALPHA PRD, INC.

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2006

Note 7. COMMITMENTS AND CONTINGENCIES

Major Customers:

The Company had one major customer for the year ended December 31, 2006, representing 100% of revenues. There were no amounts due from that customer at December 31, 2006.

ALPHA PRD, INC.

SCHEDULE I - REVENUE, OPERATING EXPENSE, AND OPERATING INCOME
December 31, 2006

		Amount	% of Revenue
REVENUE			
Contract income	$	30,628	100.00 %
OPERATING EXPENSE			
Overhead expense		12,000	39.18
Salaries		458	1.50
Payroll taxes		109	0.36
Legal and professional fees		7,647	24.97
Insurance		368	1.20
Tax penalties		55	0.18
Regulatory fees		541	1.77
Postage and bank charges		40	0.13
		21,218	69.28
OPERATING INCOME	$	9,410	30.72 %

ALPHA PRD, INC.

SCHEDULE II - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
Year Ended December 31, 2006

NET CAPITAL		
Total stockholder's equity	$	18,829
Less unallowable assets		--
	$	18,829
AGGREGATE INDEBTEDNESS		
Total liabilities	$	1,301
COMPUTATION OF NET CAPITAL REQUIREMENT		
(A) Minimum net capital based on aggregate indebtedness (6.67% of aggregate indebtedness)	$	87
(B) Minimum dollar requirement per 240.15c3-1 (a)(2)(vi)	$	5,000
Net capital requirement (greater of (A) or (B))	$	5,000
RECONCILIATION TO FORM X-17A-5		
Net capital as reported in Form X-17A-5 (Unaudited)	$	18,829
Audit adjustments		--
Net capital per above	$	18,829



HUTCHINSON and BLOODGOOD LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

17 Aspen Way
Watsonville, CA 95076
t 831.724.2441 f 831.761.2136
www.hbllp.com

Independent Auditors' Report on Internal Accounting Control

To the Board of Directors
Alpha PRD, Inc.
Santa Cruz, California

In planning and performing our audit of the financial statements of Alpha PRD, Inc. for the year ended December 31, 2006, we considered its internal control structure and accounting system in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also performed a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures as defined in 17a-5(g) (ii), (iii) and (iv) followed by the Company, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Commission Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management and the Commission and should not be used for any other purpose.

Hutchinson and Bloodgood LLP

January 30, 2007

END